SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                            Lindsay Manufacturing Co.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    535555106
                                 (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2000
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,444,833 shares, which
constitutes approximately 11.7% of the total number of shares outstanding.   All
ownership percentages set forth herein assume that there are 12,312,756 shares outstanding.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%

14.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     FW Trinity Limited Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%

14.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     National Bancorp of Alaska, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%

14.  Type of Reporting Person: CO

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 525,570 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,570 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.3%

14.  Type of Reporting Person: 00-Trust

------------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     820 Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 525,570 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,570 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.3%

14.  Type of Reporting Person: 00-Trust
------------
(1)  Power is exercised through its sole trustee, Lee M. Bass.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 393,693 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 393,693 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     393,693

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.2%

14.  Type of Reporting Person: 00-Trust

------------
(1) Power is exercised through one of its trustees and its sole trustor, Sid R. Bass.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 13, 1993, as amended by Amendment No. 1 dated July 15, 1994, Amendment No. 2 dated June 7, 1995, Amendment No. 3 dated December 5, 1995, Amendment No. 4 dated January 19, 1996, Amendment No. 5 dated September 24, 1996, Amendment No. 6 dated December 9, 1996, Amendment No. 7 dated March 7, 1997, Amendment No. 8 dated May 7, 1997, Amendment No. 9 dated February 13, 1998, Amendment No. 10 dated June 12, 1998, Amendment No. 11 dated August 4, 1998, Amendment No. 12 dated September 14, 1998, Amendment No. 13 dated October 5, 1998, Amendment No. 14 dated December 17, 1998, Amendment No. 15 dated April 8, 1999, Amendment No. 16 dated October 8, 1999 and Amendment No. 17 dated December 3, 1999 (the
"Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lindsay Manufacturing Co. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by The Bass Management Trust ("BMT"), 820 Management Trust ("820") and Sid R. Bass Management Trust ("SRBMT")(the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Lee M. Bass ("LMB") and Sid R. Bass ("SRB"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     For purposes of future filings, TF Investors, FW Trinity and Alaska shall no longer be Reporting Persons.

     (b)-(c)

     BMT

     BMT  is  a revocable grantor trust established pursuant to the Texas  Trust
Act.   The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     820

      820 is a revocable trust existing under the laws of the state of Texas. The principal business address of 820, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to LMB, the sole Trustee of 820, is set forth below.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. [BEPCO]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustees, PRB, LMB and SRB, has been set forth.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of SRB, Inc.

     SRB, Inc.

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 4.  PURPOSE OF TRANSACTION.

        Item 4 is hereby amended by adding at the end thereof the following:

         Sales of the Stock reported in Item 5(c) were made in connection with the liquidation of positions received by the selling entities pursuant to the dissolution of Trinity I Fund, L.P., as reported in Amendment No. 17 to this
Schedule 13D. Such sales do not reflect any change in the investment intentions of any of the other Reporting Persons, as previously set forth in this Item 4.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

     Reporting Persons

     TF Investors

     TF Investors is not the beneficial owner of any shares of the Stock.

     FW Trinity

     FW Trinity is not the beneficial owner of any shares of the Stock.

     Alaska

     Alaska is not the beneficial owner of any shares of the Stock.

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 525,570, which constitutes approximately 4.3% of the outstanding shares of the Stock.

     820

     The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 525,570, which constitutes approximately 4.3% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 393,693, which constitutes approximately 3.2% of the outstanding shares of the Stock.

     Controlling Persons

     TCM

     As the sole general partner of TF Investors, TCM is not the beneficial owner of any of the shares of the Stock.

     WPH

     As the President and sole stockholder of TCM, which is the sole general partner of TF Investors and as President and stockholder of TF-FW, which is the sole general partner of FW Trinity, WPH is not the beneficial owner of any of the shares of the Stock.

     TF-FW

     As the sole general partner of FW Trinity, TF-FW is not the beneficial owner of any of the shares of the Stock.

     PS

     As a stockholder of TF-FW, which is the sole general partner of FW Trinity, PS is not the beneficial owner of any shares of the Stock.

     RS

     As President of Alaska, RS is not the beneficial owner of any shares of the Stock.

     PRB

     Because of his positions as trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,570 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

     NLB

     Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,570 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

     LMB

      Because of his position as trustee of 820, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,570 shares of the Stock, which constitutes approximately 4.3% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a trustee and sole trustor and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 393,693 shares of the Stock, which constitutes approximately 3.2% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     Reporting Persons

     TF Investors

     TF Investors has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     FW Trinity

     FW Trinity has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     Alaska

     Alaska has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     820

     Acting through its trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 393,693 shares of the Stock.

     Controlling Persons

     TCM

     As the sole general partner of TF Investors, TCM has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     WPH

     As the President and sole stockholder of TCM, which is the sole general partner of TF Investors, WPH has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock. Also, in his capacity as the President and a stockholder of TF-FW, which is the sole general partner of FW Trinity, WPH has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     TF-FW

     As the sole general partner of FW Trinity, TF-FW has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     PS

     In his capacity as a stockholder of TF-FW, which is the sole general partner of FW Trinity, PS has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     RS

     In his capacity as President of Alaska, RS has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     PRB

     In his capacity as trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

      Because of his position as trustee of 820 and by virtue of his power to revoke same, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     SRB

     Because of his position as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 393,693 shares of the Stock.

      (c) On June 28, 2000, the Reporting Persons sold shares of the Stock as follows, which sales were effected as a block transaction through a broker:

Reporting Person         Number of Shares Sold         Price Per Share

TF Investors                   20,975                       $18.53
FW Trinity                    268,331                       $18.53
Alaska                         72,326                       $18.53


     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

     (d)   Each  of the Reporting Persons affirms that no person other than  the
Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: June 30, 2000


                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:  Trinity Capital Management, Inc.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W. R. Cotham
                                        W. R. Cotham, Vice President


                                     FW TRINITY LIMITED INVESTORS, L.P.,
                                     a Texas limited partnership

                                     By:   TF-FW Investors, Inc.,
                                           a Texas corporation,
                                           General Partner


                                     By: /s/ W. R. Cotham
                                         W. R. Cotham, Vice President


                                     NATIONAL BANCORP OF ALASKA, INC.


                                     By: /s/ W. R. Cotham
                                         W. R. Cotham,
                                         Attorney-in-Fact (1)


                                     /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Attorney-in-Fact for:

                                     THE BASS MANAGEMENT TRUST (2)
                                     Lee M. Bass, Trustee of 820
                                        MANAGEMENT TRUST (3)
                                     SID R. BASS MANAGEMENT TRUST (4)

(1) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of National Bancorp of Alaska, Inc. previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX


Exhibit                    Description

99.1 Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission.

99.2 Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission.

99.3 Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission.